

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

A. Ernest Toth, Jr.
Chief Financial Officer
Aquestive Therapeutics, Inc.
30 Technology Drive
Warren, NJ 07059

> **Re: Aquestive Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-38599**

Dear A. Ernest Toth, Jr. :

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences